May 31, 2006

Mail Stop 4561

David A. Gestetner
Chief Executive Officer
eRoomSystem Technologies, Inc.
1072 Madison Ave.
Lakewood, NJ 08701

Re: eRoomSystem Technologies, Inc.
Registration Statement on Form SB-2
Filed May 4, 2006
File No. 333-133801

Forms 10-KSB for the fiscal years ended December 31, 2004 and December 31, 2005
Form 10-QSB for the fiscal quarter ended March 31, 2006
File No. 0-31037

Dear Mr. Gestetner:

This is to advise you that we have limited our review of the above-referenced filings to the matters addressed in the comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please submit your correspondence dated March 16, 2006 on EDGAR.

Form SB-2

General

2. Please update the financial statements to comply with Item 310(g) of Regulation S-B. Related disclosure such as management's discussion and analysis should be updated as well.

Risk Factors, page 4

3. Please revise to include a risk factor that discusses each conclusion concerning your effectiveness or ineffectiveness of controls and procedures beginning with your conclusions for the fiscal year ended December 31, 2004. Please also revise to discuss your lack of segregation of duties as discussed in your "Controls and Procedures" section of your Form 10-QSB for the fiscal quarter ended March 31, 2006.

Selling Stockholders and Warrant Holders, page 10

4. Please revise to describe in greater detail why there would be additional shares "outstanding after the offering" considering this is a resale registration statement.

5. We refer you to comment 3 of our letter dated October 17, 2005. We note disclosure in the third paragraph of this section that the table in the section "generally includes voting or investment power with respect to securities." Please revise, to clearly state, if true, that the names in parentheses in this section are the natural persons with sole/shared voting and/or dispositive power over the shares held by the listed entities. For entities with shared dispositive power such as shares held by Ash Capital, LLC revise the parentheses in the table to identify the persons that share voting power.   Please disclose the natural person with voting or dispositive power over the shares held by Tamrio, Inc. Finally, please remove the reference to "generally."

6. We refer you to comment 3 of our letter dated October 17, 2005. Please advise why you have not aggregated the holdings of Ash, Providence and Mr. Savas in the table contained in "Principal Stockholders" section or this section. Explanatory footnotes can be provided. Please also advise why you have not aggregated the options, warrants, and stock holdings for each entity in the table contained in this section. Finally, please advise why it appears for entities such as

Ash Capitol, LCC and Mr. Hardt their percentage of outstanding shares after the offering differs from the disclosure under the headings "Stock Holdings" and "Warrant Holdings."

7. Please note that disclosure regarding all material relationships with a selling security holder that took place within the past three years must be provided to conform to the requirements of Item 507 of Regulation S-B.   In this regard, it is unclear how each of the entities received their shares subject to resale. For example, on page 14 you state, "[o]n September 1, 2005 Gestetner Group, LLC, Ash Capital, LLC or Ash Capital, and ten other parties, converted their secured convertible promissory notes…" and later you discuss options to purchase shares granted to "nineteen of our then existing employees." Please clarify how each selling security holder received their shares subject to resale.

8. Please revise to discuss the registration rights offered to the selling security holders, including a discussion of the registration rights discussed on page 37 as contained in the Investor Rights Agreement.

9. Please describe the "extraordinary services" performed by Messrs. Hardt and Wein.

10. We note that you do not list the Hall Communication Inc. settlement agreement as part of your exhibit index and it appears the Letter Agreement apparently filed as exhibit 10.14 to your Form SB-2 filed on April 14, 2000 is titled "AMENDMENT TO EQUIPMENT TRANSFER AGREEMENT."

11. Please revise to discuss the "consulting services" provided by Schreiber and Klein Consulting, LLC.

Plan of Distribution, page 16

12. We reissue comment 5 of our letter dated October 17, 2005.   Please confirm that that you and the selling security holders are aware of our position on short sales. See interpretation A.65 of the July 1997 Publicly Available Telephone Interpretation Manual.

13. We refer you to comment 4 of our letter dated October 17, 2005. While we note your disclosure on how Mr. Hardt received his shares and that he had no agreements or understandings, directly or indirectly, with any person to distribute the securities, we cannot find disclosure for the shares issued directly to Monness, Crespi Hardt & Co., Inc., a registered broker-dealer. Please clearly state that the shares issued to Monness, Crespi Hardt & Co are compensation for investment banking services or name them as an underwriter.

Undertakings, page II-4

14. The undertakings under Item 512 of Regulation S-B relating to Rule 415 offerings have been amended recently. Please revise your undertakings in conformity with Item 512 of Regulation S-B.

Exhibits

15. Please advise why you have included Exhibits 31.1 and 32.1 as part of your Form SB-2. Certifications are only required in Forms 10-QSB and Forms 10-KSB.

Exhibit 5.1

16. It appears the statement regarding assumptions that each party has satisfied legal requirements to make the agreement or obligation enforceable is a legal conclusion that cannot be assumed.   Please revise or advise why counsel believes it is a valid assumption.

Form 10-QSB for the quarter ended March 31, 2006

Disclosure Controls and Procedures

17. Your disclosure in the first paragraph and in your conclusions appears to be similar to the definition of disclosure controls and procedures set forth in Rule 13a-15. However, your text suggests that the disclosure controls and procedures that were evaluated by your chief executive and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of the Rule. If you determine to define the term "disclosure controls and procedures," please revise to include the exact definition of disclosure controls and procedures.   See Exchange Act Rule 13a-15(e).

18. To the extent that you disclose that a control system can only provide reasonable assurance that the objectives of the internal control system are met, clearly disclose, if true, that your controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your controls and procedures are effective at a reasonable assurance level.

Exhibit 31.1

19. We reissue comment 8 of our letter dated October 17, 2005 in part. For example, we note you continue to have outdated language in your certifications in paragraph 5(a) and 6.   Further, we note you discuss quarterly report throughout

your certifications after statement 1 as opposed to just the term "report." You also include the titles of the certifying officers in the paragraph that begins "I [identify certifying individual]".

Please revise all periodic reports that contain this or other outdated language from your Form 10-KSB for the year ended December 31, 2004 forward to include certifications that contain the proper language. See Item 601(b)(31) of Regulation S-B. Please advise how noncompliance with certification requirements previously mentioned in our SEC comment letter illustrates effective disclosure controls and procedures.

Form 10-KSB for the fiscal year ended December 31, 2005

Controls and Procedures

20. Similar to comment 18 above, please revise to disclose, if true, that your controls and procedures are effective at the reasonable assurance level as opposed to "reasonably effective."

21. Please advise why you believe at December 31, 2005 you were responsible for "establishing and maintaining adequate internal control over financial reporting." In addition, please revise to clearly indicate that you are not yet required to comply with Item 308(a) of Regulation S-B. Clearly disclose the involvement of your auditors in the internal control conclusions and revise to disclose the fact they have not provided the attestation of Item 308(b) of Regulation S-B.

Form 10-KSB for the fiscal year ended December 31, 2004

Controls and Procedures

22. We note your statement contained in the first paragraph of your response letter dated March 30, 2006 in response to our oral comment on February 23, 2006 and March 16, 2006. Please revise to discuss in detail why you believe your disclosure controls and procedures were effective for the fiscal year 2004 and first and second quarter of 2005 since the systemic process whereby periodic reports were reviewed in detail apparently was not effectuated until at least the third quarter of 2005. Please advise as to the consideration given to whether the changes discussed in your response letter materially affected your internal controls over financial reporting for purposes of Item 308(c) of Regulation S-B.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please respond to our comments that pertain to the Form 10-KSB and Forms 10-QSB within 10 business days of the date of this letter. If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact the undersigned, at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
         Gregory L. Hrncir, Esq. General Counsel
         Fax: (413) 723-2141